

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

February 4, 2010

VIA USMAIL and FAX (609) 910-4822

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

> **Re: ML Transtrend DTP Enhanced FuturesAccess LLC**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **File No. 000-52701**

Dear Mr. Ferri:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

1.   We note your response to prior comment 1. Please tell us why you cannot also disclose the allocation by sector of total partnership assets, as previously requested, or explain why you believe that presentation would not be material to investors. Alternatively, please confirm that you will provide this disclosure in your future filings and tell us how you plan to comply.

Description of Current Charges, page 4

2.   We note your response to previous comment 3. In future filings, please revise the description of bid-ask spreads on page 5 to similarly explain that bid-ask spreads are an integral part of the price paid and are not separately described on the list of charges on page 4.

3.   Refer to the table of charges on page 4. Please tell us why you have excluded from this table annual aggregate brokerage commissions and sales commissions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

4.   We note your response to previous comment 7. Please tell us and include disclosure in your future filings to explain how you calculate net asset value.

*   *   *   *

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Mr. Justin C. Ferri
ML Transtrend DTP Enhanced FuturesAccess LLC
February 4, 2010
page 3

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Borelli
        Sidley Austin LLP
        Via facsimile: (312) 853-7036